SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. _____)*


                               VITAL LIVING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92846Y 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  April 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No.  92846Y100                                       Page 2 of 7 Pages
-------------------------                                  ---------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Stuart A. Benson
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a) |_|
                                                             (b) |X|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A, PF
--------- ----------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  -0-
NUMBER OF
SHARES                     ------ ----------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
 EACH
REPORTING                         40,774,930 Shares
PERSON
 WITH                      ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  6,345,000 Shares
                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,345,000 Shares
--------- ----------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |X|

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.6%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No.  92846Y100                                       Page 3 of 7 Pages
-------------------------                                  ---------------------

Item 1. Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Vital Living, Inc. ("Issuer"), a Nevada corporation, whose principal executive offices are located at 5080 N. 40th Street, Suite 105, Phoenix, Arizona 85018.

Item 2. Identity and Background

     This statement is filed on behalf of Stuart A. Benson (the "Reporting Person"). The Reporting Person's business address is the same as the Issuer's. The Reporting Person is the Chief Executive Officer, President and Secretary and a greater than 5% stockholder of the Issuer.

     The  Reporting  Person has not been  convicted in any  criminal  proceeding
(excluding traffic violations or similar misdemeanors) during the last five years.

     The Reporting Person is not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

     On April 1, 2002, in connection with the Reporting Person entering into an employment agreement with the Issuer to become the Issuer's Executive Vice President, the Reporting Person was granted a warrant ("Warrant") to purchase 1,340,000 shares of the Issuer's Common Stock at an exercise price of $1.50 per share. The Warrant was immediately exercisable and was to expire on March 31, 2007. No funds were used by the Reporting Person to acquire beneficial ownership of these shares.

     In April 2003, the parties amended the Warrant to lower the exercise price to $0.01 per share and to extend the expiration date to March 31, 2008. Additionally, an anti-dilution provision was added to the Warrant so that if the Issuer issued any shares of Common Stock or securities convertible into shares of Common Stock (excluding shares issued upon a stockholder approved stock option plan) in the future, the number of shares which could be obtained under the Warrant would be automatically increased ("Adjustment Provision").

     In May 2003, the Reporting Person exercised a portion of the Warrant to purchase 30,000 shares of the Issuer's Common Stock at an exercise price of $0.01 per share. The Reporting Person used personal funds to acquire these shares.

     In August 2003, as a condition to the consummation of the Issuer's acquisition of E-Nutricueticals, Inc. ("ENI"), the Warrant was amended to delete the Adjustment Provision and set the number of shares of Common Stock purchasable under the Warrant at 6,310,000 shares.

Item 4.           Purpose of Transactions

                  The Reporting Person acquired the securities specified in Item 3 above for investment purposes.

     (a) The Reporting Person may acquire additional securities from time to time in the open market or in private transactions. The Reporting Person holds the immediately exercisable Warrant to purchase 6,310,000 shares of the Issuer's Common Stock at an exercise price of $0.01 per share. The Warrant expires on March 31, 2008.

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No.  92846Y100                                       Page 4 of 7 Pages
-------------------------                                  ---------------------


     (b) As an executive officer and a member of the board of directors of the Issuer, the Reporting Person may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Issuer is continually in the process of reviewing and assessing potential operating businesses to complete a business combination with that would increase stockholder value. The Reporting Person would, in all likelihood, favor such transactions if stockholder value were to be increased.

     (c) The Reporting Person may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.

     (d) The Reporting Person is party to the "MAF Stockholders' Agreement" and the "ENI Stockholders' Agreement" described below in greater detail in Item 6.

     Except as discussed above, the Reporting Person does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     The Reporting Person is the beneficial owner of an aggregate of 6,345,000 shares of the Issuer's Common Stock. The Reporting Person has sole dispositive power over such shares. The Reporting Person has shared voting power over (i) 6,345,000 he beneficially owns directly, (ii) 9,802,907 shares of the Issuer's Common Stock pursuant to the MAF Stockholders' Agreement described in Item 6 below and (iii) 24,627,023 shares of the Issuer's Common Stock pursuant to the ENI Stockholders' Agreement described in Item 6 below. The Reporting Person beneficially owns 9.9% of the Issuer's outstanding shares of Common Stock (based upon 61,927,141 shares of Common Stock outstanding as of January 14, 2004 as set forth in the Issuer's Registration Statement on Form SB-2).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     The Reporting Person and the Issuer entered into the Warrant described above in Item 3 in connection with the Reporting Person's employment with the Issuer.

     In connection with the Issuer's November 2002 acquisition of MAF BioNutritionals, LLC, the Reporting Person entered into a Stockholders' Agreement (the "MAF Stockholders' Agreement") with the Issuer, Bradley D. Edson, Donald C. Hannah, Martin Gerst, William Coppel, Phil Maffetone, Kenneth Martin, Leslie C. Quick, III and Thomas C. Quick. As a result of the agreement, the Issuer's board of directors was increased from four members to seven members and Messrs. Carson Beadle, Leslie C. Quick, III and William Coppel were appointed to fill the vacancies. Pursuant to the MAF Stockholders' Agreement:

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No.  92846Y100                                       Page 5 of 7 Pages
-------------------------                                  ---------------------

          o for so long as the Reporting Person and Messrs. Edson, Hannah and Gerst beneficially own an aggregate of at least 65% of the shares of Common Stock held by them on the date of the agreement, they shall be entitled to nominate and have elected four directors acceptable to them in their sole discretion; and

          o for so long as Messrs. Coppel, Maffetone, Martin, Quick and Quick beneficially own an aggregate of at least 65% of the shares of Common Stock held by them on the date of the agreement, they shall be entitled to nominate and have elected three directors.

The MAF Stockholders' Agreement provided that the Issuer's board of directors would be comprised of seven directors unless at least five of the Issuer's directors following the agreement agreed to increase the number. Each of the parties to the MAF Stockholders' Agreement have agreed to vote the shares of the Issuer's Common Stock beneficially owned by them on the date of the agreement in favor of the other group's nominees and will not take any action, or cause us to take any action, to remove, with or without cause, a director nominated by any of the parties. Currently, Messrs. Coppel, Maffetone, Martin, Quick and Quick do not beneficially own an aggregate of at least 65% of the shares of Common Stock held by them on the date of the agreement. As such, they do not currently have the right to nominate and have elected three directors.

     In connection with the Issuer's August 2003 acquisition of ENI, the Reporting Person entered into a Stockholders' Agreement (the "ENI Stockholders' Agreement"), as amended, with the Issuer, SkyePharma PLC, Fifth Avenue Capital, Inc., Stephen Morris and Mr. Hannah. As a result of the agreement, the Issuer's board of directors was increased from 7 members to 9 members. Pursuant to the ENI Stockholders' Agreement:

          o for so long as the Reporting Person and Mr. Hannah beneficially own an aggregate of at least 65% of the shares of Common Stock owned by them on the date of the agreement, they shall be entitled to nominate three directors;

          o for so long as Stephen Morris and Fifth Avenue Capital beneficially own an aggregate of at least 65% of the shares of Common Stock owned by them on the date of the agreement, they shall be entitled to nominate one director; and

          o for so long as SkyePharma beneficially owns an aggregate of at least 65% of the shares of Common Stock owned by it on the date of the agreement, it is entitled to nominate one director.

Each of the parties to the ENI Stockholders' Agreement have agreed to vote the shares of the Issuer's Common Stock beneficially owned by them on the date of the agreement in favor of the other group's nominees and will not take any action, or cause us to take any action, to remove, with or without cause, a director nominated by any of the parties. SkyePharma has designated Michael Ashton as its designee and Mr. Ashton was nominated to the Issuer's Board of Directors. Stephen Morris and Fifth Avenue Capital have not designated their nominee.

Item 7. Material to be Filed as Exhibits

     1. Form of Warrant, dated April 1, 2002, issued to the Reporting Person by the Issuer (incorporated by reference from Exhibit 10(b) of the Issuer's Current Report on Form 8-K dated April 1, 2002 and filed with the SEC on April 16, 2002).

     2. Amendment No. 1 to Warrant, dated as of March 31, 2003, between the Reporting Person and the Issuer (incorporated by reference from Exhibit 10.28 of Amendment No. 2 to the Issuer's Registration Statement on Form SB-2/A (SEC File No. 333-102106) filed with the SEC on April 28, 2003).

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No.  92846Y100                                       Page 6 of 7 Pages
-------------------------                                  ---------------------

     3. Amendment No. 2 to Warrant, dated as of August 21, 2003, between the Reporting Person and the Issuer (incorporated by reference from Exhibit 10.19 of the Issuer's Registration Statement on Form SB-2 (SEC File No. 333-111921) filed with the SEC on January 14, 2004).

     4. Stockholders' Agreement, dated November 20, 2002, among the Issuer, the Reporting Person, Bradley D. Edson, Martin Gerst, Donald C. Hannah, William Coppel, Kenneth Martin, Phil Maffetone, Leslie C. Quick, III and Thomas C. Quick (incorporated by reference from Exhibit
          4.5 of the Issuer's Current Report on Form 8-K/A dated November 20, 2002 and filed with the SEC on December 5, 2002).

     5. Stockholders' Agreement, dated August 20, 2003, among the Issuer, the Reporting Person, Bradley D. Edson, Donald C. Hannah, SkyePharma PLC, Stephen Morris and Fifth Avenue Capital, Inc. (incorporated by reference from Exhibit 2.3 of the Issuer's Current Report on Form 8-K dated August 21, 2003 and filed with the SEC on September 8, 2003).

     6. Amendment No. 1 to Stockholders' Agreement, dated August 20, 2003, among the Issuer, the Reporting Person, Bradley D. Edson, Donald C. Hannah, SkyePharma PLC, Stephen Morris and Fifth Avenue Capital, Inc.

                                  SCHEDULE 13D

-------------------------                                  ---------------------

CUSIP No.  92846Y100                                       Page 7 of 7 Pages
-------------------------                                  ---------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 2004
                                /s/ Stuart A. Benson
                                ---------------------------
                                Stuart A. Benson

                                                                       Exhibit 6

                               VITAL LIVING, INC.
                             5080 North 40th Street
                                    Suite 105
                             Phoenix, Arizona 85018

Gentlemen:

     This letter shall serve to amend the Stockholders' Agreement ("Agreement"), dated as of August 14, 2003, among Vital Living, Inc., Bradley Edson, Stuart Benson, Donald Hannah, Stephen Morris, SkyePharma PLC and Fifth Avenue Capital, Inc. (capitalized terms used herein that are defined in the Agreement shall have the same meanings herein as in the Agreement).

     For purposes of the Agreement:

          1. The term "Founders Group" shall mean Benson and Hannah but will exclude Edson; and

          2. The terms "Stockholder" and "Stockholders" shall mean Benson, Hannah, Skye, Fifth Avenue Capital and Morris but will exclude Edson.

          3.   Section 1.1(b)(i) shall be amended and restated as follows:

               "For so long as the Founders Group shall beneficially own, in the aggregate, at least 65% of the Shares held by them on the date hereof, after the consummation of the Transactions, they shall be entitled to nominate and have elected three (3) directors acceptable to them in their sole discretion (the "Founders Directors")."

Dated as of January 13, 2004

                                                VITAL LIVING, INC.


                                       By:      /s/ Stuart A. Benson
                                                ---------------------
                                                Name: Stuart A. Benson
                                                Title: Chief Executive Officer

AGREED:

SKYEPHARMA PLC                                  FIFTH AVENUE CAPITAL, INC.


By: /s/ Donald Nicholson               By:      /s/ Stephen Morris
   ---------------------                        -------------------
   Name: Donald Nicholson                       Name: Stephen Morris
   Title: Finance Director                      Title: President


/s/ Bradley Edson                               /s/ Stephen Morris
--------------------                            -----------------------------
Bradley Edson                                   Stephen Morris


/s/ Stuart Benson                               /s/ Donald Hannah
--------------------                            -----------------------------
Stuart Benson                                   Donald Hannah